Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021 and Prospectus Supplements dated June 11, 2021, July 20, 2021, August 17, 2021 and September 17, 2021)	October 19, 2021

OFS Credit Company, Inc.
$50,000,000
Common Stock
This prospectus supplement supplements the prospectus supplements dated June 11, 2021 (the “First Prospectus Supplement”), the prospectus supplement dated July 20, 2021 (the “Second Prospectus Supplement”), the prospectus supplement dated August 17, 2021 (the “Third Prospectus Supplement”), the prospectus supplement dated September 17, 2021 (the “Fourth Prospectus Supplement”) and the accompanying prospectus thereto, dated June 7, 2021 (the “Base Prospectus,” together with the First Prospectus Supplement, the Second Prospectus Supplement, the Third Prospectus Supplement, the Fourth Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, and Amendment No. 3 thereto, dated June 8, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET OFFERING”
From January 24, 2020 to October 18, 2021, we sold a total of 2,493,706 shares of common stock at a weighted average price of $14.24 per share under the Equity Distribution Agreement (the “At-the-Market offering”). The net proceeds as a result of these sales of common stock were approximately $35.1 million after deducting commissions and fees. Pursuant to Amendment No. 3 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $50.0 million. From June 15, 2021 to October 18, 2021, we sold a total of 1,342,078 shares of common stock at a weighted average price of $14.04 per share under the At-the-Market offering. The net proceeds as a result of these sales of common stock were approximately $18.8 million after deducting commissions and fees.

RECENT DEVELOPMENTS

September 2021 Financial Update

On October 19, 2021, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of September 30, 2021 is between $13.68 and $13.78. This estimate is not a comprehensive statement of our financial condition or results for the month ended September 30, 2021. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our board of directors. We advise you that our NAV per share as of October 31, 2021, which will be reported in our Annual Report on Form N-CSR, may differ materially from this estimate.

We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. To the extent the Company’s portfolio investments are adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

The preliminary financial data included in this September 2021 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

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